Exhibit (d)(25)

AMENDMENT NO. 1

TO INVESTMENT SUBADVISORY AGREEMENT

(Thrivent Series Fund, Inc.)

Amendment No. 1 to INVESTMENT SUBADVISORY AGREEMENT, dated as of April 30, 2008 (the “Agreement”), by and among Thrivent Financial for Lutherans (the “Adviser”), Thrivent Series Fund, Inc. (the “Fund”) and Calvert Asset Management Company, Inc. (the “Sub-adviser”).

The Agreement is hereby amended, effective as of July 27, 2012, as follows:

1.	All references to the “Portfolio” under the Agreement shall refer solely to Thrivent Partner Socially Responsible Stock Portfolio.

2.	Schedule I to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT FINANCIAL FOR LUTHERANS

By: /s/ Russell W. Swansen
Name: Russell W. Swansen
Title: Senior Vice President and
Chief Investment Officer

THRIVENT SERIES FUND, INC.

By: /s/ Russell W. Swansen
Name: Russell W. Swansen
Title: President

CALVERT INVESTMENT MANAGEMENT, INC.

By: /s/ William M. Tartikoff
Name: William M. Tartikoff
Title: Senior Vice President and General Counsel

EXHIBIT A

Schedule I

Dated as of July 27, 2012

Sub-advisory Fees

Compensation pursuant to paragraph IV of this Sub-advisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser’s investment discretion in the Thrivent Partner Socially Responsible Stock Portfolio:

Average Daily Net Assets*	Rate

First $50 MM	50 bp per annum
Next $50 MM	47.5 bp per annum
Next $50 MM	45 bp per annum
Next $I00 MM	42.5 bp per annum
Thereafter	40 bp per annum

*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g., if average daily net assets are $90 MM, a rate of 50 bp would apply to $50 MM and a rate of 47.5 bp would apply to $40 MM.